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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

THE HAIN CELESTIAL GROUP, INC.
(Name of Issuer)

COMMON STOCK $0.01 PAR VALUE
(Title of Class of Securities)

4052191
(CUSIP Number)

H. J. HEINZ COMPANY
(Name of Persons Filing Statement)

Theodore N. Bobby
Senior Vice President & General Counsel
H. J. Heinz Company
US Steel Building, 60th Floor
600 Grant Street
Pittsburgh, Pennsylvania 15219
Tel. No.: 412-456-6007

With a copy to:

John A. Bick
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Tel No.: 212-450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 4052191	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H. J. Heinz Company 25-0542520
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 4052191	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HJH One, L.L.C. 25-1872817
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 4052191	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Heinz Management L.L.C. 51-0289545
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 4052191	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H. J. Heinz Company L.P. 25-1872814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON* PN

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Statement on Schedule 13D, originally filed on October 6, 1999, as amended by Amendment No. 1 filed on June 23, 2000 and by Amendment No. 2 filed on December 6, 2005 (as heretofore amended and supplemented, the “Schedule 13D”), by H. J. Heinz Company, a Pennsylvania corporation, Heinz Management, L.L.C., a Delaware limited liability corporation, H. J. Heinz Company, L.P., a Delaware limited liability partnership, and HJH One, L.L.C., a Delaware limited liability corporation, relating to the purchase of shares of common stock, $0.01 par value, of The Hain Celestial Group, Inc. (formerly The Hain Food Group, Inc.) (the “Company”).

     Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended as follows:

   Item 4. Purpose of the Transaction.

     Item 4 is hereby amended and restated in its entirety as follows:

     On December 19, 2005, HJH One and the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with UBS Securities LLC, Banc of America Securities LLC and J.P. Morgan Securities Inc., as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which, on December 23, 2005, HJH One sold all 6,090,351 shares of Common Stock (the “Shares”) to the Underwriters at a net price per share of $19.068 (the “Sale”). The net price per share represents the gross price per share of $20.00 less underwriting discounts and commissions of $0.932 per share. The Shares were offered to the public pursuant to a prospectus supplement dated December 20, 2005 to a prospectus dated December 13, 2005 and made part of the Registration Statement on Form S-3 filed with the Securities and Exchange Commission by the Company on December 2, 2005 (File No. 333-130090). Of the 6,090,351 shares sold by HJH One, 6,090,351 shares were beneficially owned by the Reporting Persons. Immediately following the Sale, the Reporting Persons owned no shares of Common Stock.

   Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     As a result of the Sale, HJH One ceased to own any shares of Common Stock. Accordingly none of the Reporting Persons may be deemed to be the beneficial owner of any shares of Common Stock.

     Except as set forth in this Item 5 and in Item 4 above, none of the Reporting Persons, or any person controlling any Reporting Person, or, to the best of the knowledge of the Reporting Persons, any persons named in Schedule A hereto (i) owns beneficially any shares of Common Stock or (ii) has effected any transactions in the Common Stock since October 24, 2005, other than D. Edward I. Smyth, Senior Vice President—Corporate and Government Affairs and Chief Administrative Officer of Heinz, who has the right to acquire, directly or indirectly, 23,000 shares of Common Stock.

     The Reporting Persons ceased to be the owners of more than five percent of the outstanding shares of Common Stock on December 23, 2005 and no longer own any Common Stock of the Company. Accordingly, this statement on Schedule 13D is hereby terminated, and this Amendment No. 3 constitutes the final amendment thereto.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described in Item 4 above, on December 19, 2005, HJH One, the Company and the Underwriters entered into the Underwriting Agreement. Pursuant to the Underwriting Agreement, HJH One and the Company have agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended (“Securities Act”), and the Underwriters have agreed to indemnify HJH One and the Company against certain liabilities under the Securities Act. This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7 hereto and incorporated herein by reference.

   Item 12. Material to be Filed as Exhibits.

     Item 12 is hereby amended and supplemented by adding the following exhibit:

     Exhibit 7: Underwriting Agreement dated December 19, 2005 among the Company, HJH One, and UBS Securities LLC, Banc of America Securities LLC and J.P. Morgan Securities Inc., as representatives of the several underwriters named in Schedule A thereto.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2005

H. J. HEINZ COMPANY

By:	/s/ Arthur B. Winkleblack

	Name:	Arthur B. Winkleblack
	Title:	Executive Vice President and Chief
Executive Officer

HJH ONE, L.L.C.

By:	/s/ Leonard A. Cullo, Jr.

	Name:	Leonard A. Cullo, Jr.
	Title:	Vice President

H. J. HEINZ COMPANY, L.P.

By:	Heinz Management, L.L.C., its General Partner

By:	/s/ Edward J. McMenamin

	Name:	Edward J. McMenamin
	Title:	Vice President

HEINZ MANAGEMENT, L.L.C.

By:	/s/ Edward J. McMenamin

	Name:	Edward J. McMenamin
	Title:	Vice President